ZW Data Action Technologies Inc.

Room 1106, Xinghuo Keji Plaza,

No. 2 Fufeng Road, Fengtai District, Beijing, PRC

October 21, 2022

VIA EDGAR

Inessa Kessman/Robert Littlepage

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZW Data Action Technologies Inc. Form 10-K for Fiscal Year Ended December 31, 2021 File No. 001-34647

Dear Ms. Kessman and Mr. Littlepage,

ZW Data Action Technologies Inc. (“We” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) issued on September 9, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) and addressed to Mr. Handong Cheng (the “Staff’s Letter”).

In order to facilitate your review we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Our Subsidiaries, Variable Interest Entities (VIEs) and Ownership Interest Investment Affiliates, page 3

1.	Please revise your organizational structure to refer to your current name, ZW Data Action Technologies Inc. Revise throughout the filing as appropriate, including the footnotes to your financial statements. Disclose when and why the name changed and if the change has been reflected in all VIE contractual agreements.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our organizational structure diagram to refer to our current name, ZW Data Action Technologies Inc., and include a revised organizational structure diagram, as set forth in Appendix A, in our future Form 10-K filings. Except for this inadvertent typo error on our corporate name in the organizational structure diagram, there was no other typo error related to our corporate name throughout the 2021 Form 10-K. We respectfully advise the Staff that the proposed revised organizational structure diagram reflects our organizational structure as of December 31, 2021 for illustrative purposes. We will update the organizational structure diagram to reflect any subsequent changes to the extent applicable and include such updated diagram in our future Form 10-K filings.

In addition, in response to the Staff’s comment, we respectfully propose to add an additional paragraph under our organizational structure diagram in our future Form 10-K filings, as set forth below, to disclose when and why the Company’s name changed and if the change has been reflected in all VIE contractual agreements. Proposed new disclosures in italic format compared to the disclosure in the 2021 Form 10-K are underlined for the ease of your review.

Effective October 14, 2020, we changed our corporate name from ChinaNet Online Holdings, Inc. to ZW Data Action Technologies Inc. We made the corporate name change because we believe that the new corporate name reflects more accurately our business activities, corporate development strategies and the current and future nature of our business operations. We believe that the name change is in our and our stockholders’ best interests. Our stockholders approved the corporate name change as part of the Company’s annual shareholder meeting held on October 12, 2020. As demonstrated in our organizational structure diagram above, we are not an operating company in China, but a Nevada holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries, the VIEs, with which we have entered into contractual arrangements, and their subsidiaries in China. The corporate name change did not have any impact on any of our VIE contractual agreements, as these agreements were entered into among Rise King Century Technology Development (Beijing) Co., Ltd., one of our indirectly wholly-owned PRC subsidiaries (the “WFOE”), the VIEs and their shareholders in the PRC. ZW Data Action Technologies Inc., our Nevada holding company, was not a party to any of these VIE contractual agreements.

2.	Revise your organizational structure diagram to not use solid lines with arrows when describing the VIEs. Instead consider using dashed lines without arrows when describing the VIEs.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that our organizational structure diagram will be revised to not use solid lines with arrows and instead, use dashed lines without arrows, when describing the VIEs.

3.	We note your disclosure on page 4 that in order to control the business and operations of the PRC Operating Entities and consolidate the financial results of the two companies in a manner that does not violate the related PRC laws, Rise King WFOE executed the Contractual Agreements with the PRC Shareholders and each of the PRC Operating Entities. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure on page 4 of the 2021 Form 10-K to include the required information and include the proposed revisions, as set forth below, in our future Form 10-K filings, with necessary updates to reflect any subsequent changes of facts or regulations, if any. Proposed changes in italic format compared to the disclosure in the 2021 Form 10-K are underlined or ~~strikethrough~~ for the ease of your review. In addition, we respectfully advise the Staff that to the best knowledge of our company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC as of the date of this submission. We will re-confirm or update this statement as of the date of each of our future Form 10-K filings to the extent applicable.

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The business of the PRC Operating Entities falls under the class of a business that provides Internet content or information services, a type of value-added telecommunication services, for which restrictions upon foreign ownership apply. The 2021 Negative List retains the restrictions on foreign ownership related to value-added telecommunication services. As a result, Rise King WFOE is not allowed to conduct the business the PRC Operating Entities companies are currently pursuing. Advertising business is open to foreign investment but used to require that the foreign investors of a WFOE should have been carrying out advertising business for over three years pursuant to the Foreign Investment Advertising Measures as amended by MOFCOM and the State Administration of Industry and Commerce (“SAIC”, currently known as the State Administration for Market Regulations, (“SAMR”)) on August 22, 2008, which was repealed in June 29, 2015. Before June 29, 2015, Rise King WFOE was not allowed to engage in the advertising business because its shareholder, China Net HK, did not meet such requirements. As a result, in order to ~~control the business and operations of the PRC Operating Entities and consolidate the financial results of the two companies~~ have the power to direct activities of the PRC Operating Entities that most significantly impact the economic performance of the PRC Operating Entities and the obligation to absorb the losses and the right to receive benefits of the PRC Operating Entities that could potentially be significant to the PRC Operating Entities in a manner that does not violate the related PRC laws, Rise King WFOE executed the Contractual Agreements with the PRC Shareholders and each of the PRC Operating Entities. As such, we are deemed to be the primary beneficiary of the PRC Operating Entities, or the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP.

However, there exist substantial uncertainties regarding regulations and their potential effect on our VIE structure and contractual arrangements. As of the date of this annual report, to the best knowledge of our company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC.

Liquidity and Capital Resources, page 53

4.	At the forefront of your Liquidity and Capital Resources section provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. We note your disclosure on page 56 is not specific to your organization and doesn't explain how the restrictions have impacted your cash transfers.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will add a clear description of how cash is transferred through our organization and include a proposed additional disclosure, as set forth below, at the forefront of the Liquidity and Capital Resources section in our future Form 10-K filings. We respectfully advise the Staff that the proposed additional disclosure speaks of December 31, 2021 for illustrative purposes. We will update the proposed additional disclosure to the extent applicable to reflect any subsequent changes in facts or regulations and include such revised disclosure in our future Form 10-K filings. Proposed new disclosure in italic format compared to the disclosure in the 2021 Form 10-K are underlined for the ease of your review. In addition, as the proposed additional disclosure has substantially covered and reorganized all the information related to our restricted net assets as originally disclosed on page 56 of the 2021 Form 10-K, we respectfully propose to concurrently remove all the contents under the caption of Restricted Net Assets on page 56 of the 2021 Form 10-K from our future Form 10-K fillings.

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B.        LIQUIDITY AND CAPITAL RESOURCES

We are a Nevada holding company with operations primarily conducted in China through our PRC subsidiaries, VIEs and VIEs’ subsidiaries. The intercompany flow of funds within our organization is effected through capital contributions and intercompany loans. We do not have written policies regarding intercompany cash transfer within our organization. In accordance with our current internal cash management practices, all intercompany cash transfer within our organization requires prior approval by our financial director and our chief financial officer/or our chief executive officer before execution.

For the years ended December 31, 2021 and 2020, cash inflows of our company were attributable to the consummation of registered direct offerings of our common stock in the U.S. stock market, through which we raised net cash proceeds of US$17.11 million and US$6.25 million, respectively.

For the year ended December 31, 2021, we transferred aggregately US$16.33 million cash to our operating subsidiaries to support their business operations and expansions, of which US$5.0 million was transferred in form of capital contributions and US$11.33 million was transferred in form of shareholder loans. For the year ended December 31, 2020, we transferred aggregately US$4.91 million cash to our operating subsidiaries, of which US$2.0 million was transferred in form of capital contributions and US$2.91 million was transferred in form of shareholder loans.

For the year ended December 31, 2021, our operating subsidiaries transferred US$4.25 million to the consolidated VIEs in form of loans. For the year ended December 31, 2020, the consolidated VIEs transferred/repaid US$0.29 million to our operating subsidiaries.

Other than the cash transfers above, no other assets were transferred within our organization for the years ended December 31, 2021 and 2020.

Below table summarized the above cash transfers within our organization included in the cash flows statements of our Condensed Consolidating Schedules on page 27 of the 2021 Form 10-K for the years ended December 31, 2021 and 2020, respectively:

	For the year ended December 31, 2021
	The Company	Consolidated Subsidiaries	Consolidated VIEs	Total
	US$’000	US$’000	US$’000	US$’000

Net cash transferred to companies within the organization presented as cash used in investing activities	(16,325)*	(4,253)*	-	(20,578)

Net cash transferred from companies within the organization presented as cash provided by financing activities	-	16,328*	4,250*	20,578

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*Difference between 16,325 and 16,328 and difference between 4,253 and 4,250 were rounding differences.

	For the year ended December 31, 2020
	The Company	Consolidated Subsidiaries	Consolidated VIEs	Total
	US$’000	US$’000	US$’000	US$’000

Net cash transferred (to)/from companies within the organization presented as cash (used in)/provided by investing activities	(4,912)	290	-	4,622

Net cash transferred from/(to) companies within the organization presented as cash provided by/(used in) financing activities	-	4,912	(290)	(4,622)

As we conduct our operations primarily in China through our PRC subsidiaries, VIEs and their subsidiaries, and we intend to transfer most of our cash raised from the U.S. stock market to these operating entities to support their operations and expansions, our ability to pay dividends to U.S. investors may depend on receiving distributions from our PRC subsidiaries and settlement of the amounts owed under the VIE agreements from the consolidated VIEs. Any limitation on the ability of our PRC subsidiaries and the consolidated VIEs to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to pay dividends to our U.S. investors.

The PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries, the consolidated VIEs and their subsidiaries in China are also required to set aside at least 10% of their respective after-tax profit based on the PRC accounting standards and regulations each year to the statutory surplus reserve, until the balance in the reserve reaches 50% of the registered capital of the respective PRC entities. In accordance with these PRC laws and regulations, our PRC subsidiaries, the consolidated VIEs and their subsidiaries are restricted in their ability to transfer a portion of their net assets to us.  As of December 31, 2021 and 2020, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of our PRC subsidiaries, the consolidated VIEs and their subsidiaries that are included in our consolidated net assets, were approximately US$13.2 million and US$8.2 million, respectively. Appropriations to the enterprise expansion fund and staff welfare and bonus fund of a foreign-invested PRC entity and appropriation to the discretionary surplus reserve of other PRC entities are at the discretion of the board of directors. To date, none of our PRC subsidiaries, the consolidated VIEs and their subsidiaries appropriated any of these non-mandatory funds and reserves. Furthermore, if these entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Under the PRC Enterprise Income Tax (“EIT”) Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise to its immediate holding company outside China are subject to a 10% withholding tax. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirements that the Hong Kong enterprise owns at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and provides that the recipient can demonstrate it is a Hong Kong tax resident and it is the beneficial owner of the dividends. The PRC government adopted regulations in 2018 which stipulate that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner”. We own our PRC subsidiaries through China Net HK. China Net HK currently does not hold a Hong Kong tax resident certificate from the Inland Revenue Department of Hong Kong, there is no assurance that the reduced withholding tax rate will be available for us. If China Net HK is not considered to be the “beneficial owner” of the dividends by the Chinese local tax authority, any dividends paid to it by our PRC subsidiaries would be subject to a withholding tax rate of 10%.

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There are no restrictions for the consolidated VIEs to settle the amounts owed under the VIE agreements to our WFOE. However, arrangements and transactions among affiliated entities may be subject to audit or challenge by the PRC tax authorities. If at any time the VIE agreements and the related fee structure between the consolidated VIEs and our WFOE is determined to be non-substantive and disallowed by Chinese tax authorities, the consolidated VIEs could, as a matter of last resort, make a non-deductible transfer to our WFOE for the amounts owed under the VIE agreements. This would result in such transfer being non-deductible expenses for the consolidated VIEs but still taxable income for our WFOE. If this happens, it may increase our tax burden and reduce our after-tax income in the PRC, and may materially and adversely affect our ability to make distributions to the holding company. Our management is of the view that the likelihood that this scenario would happen is remote.

Our PRC subsidiaries generate all of their revenue in Renminbi, Renminbi is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends/make distributions to us. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to us for us to pay dividends to the U.S. investors. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign debt. Currently, our PRC subsidiaries may purchase foreign currency for settlement of current account transactions, including payment of dividends to us, without the approval of the State Administration of Foreign Exchange of China (the “SAFE”) by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by the SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries.

To date, the VIEs have settled to our WFOE the amount owed under the VIE agreements of RMB15.25 million (approximately US$2.27 million) in the aggregate.

To date, none of our subsidiaries has made any distribution of earnings or issued any dividends to their respective shareholder in or outside of China, or to the Nevada holding company, and the Nevada holding company has never declared or paid any cash dividends to U.S. investors.

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We do not have any present plan to make any distribution of earnings/issue any dividends directly or indirectly to our Nevada holding company or pay any cash dividends on our common stock in the foreseeable future because we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

5.	Provide disclosure regarding your ability to generate and obtain adequate amounts of cash to meet your cash requirements, and your plans for cash in the short-term and separately in the long-term. Also, state whether in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. We refer to guidance in Item 303 of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully propose to add the additional disclosure of the required information, as set forth below, in the Liquidity and Capital Resources section in our Form 10-Q for the quarter ended September 30, 2022 and in our future periodical filings, if applicable, with necessary updates to reflect any subsequent changes of facts, if any. We respectfully advise the Staff that the proposed additional disclosure speaks of the date of this submission for illustrative purposes. Proposed new disclosure in italic format compared to the disclosure in the 2021 Form 10-K are underlined for the ease of your review.

Future Liquidity, Material Cash Requirements and Capital Resources

Our future short-term liquidity needs within 12 months from the date hereof primarily include deposits and advance payments required for the purchase of search engine marketing resources and other online marketing resources to be distributed to our customers and payments for our operating expenses, which mainly consist of office rentals and employee salary and benefit.

In addition, in order to further develop our core business, i.e., our Internet advertising and related data service business, broaden and diversify the online marketing channels for customers, reinforce our industry competitive advantage and secure our client base, we are actively seeking target companies with complementary online marketing resources for acquisition and/or joint ventures cooperation. To date, we have not entered into any binding agreements with any potential target. It is not yet certain when the potential acquisition and/or cooperation will be consummated and what form(s) of consideration will be transferred by us. If this transaction were to be consummated, it will materially decrease our liquidity in the short run when the cash consideration, if any, is transferred. However, upon consummation of the acquisition, operating profits and new cash inflow may be generated from the acquired subsidiary, which may also help to improve the overall gross margin and cashflow status of our core business through the expected synergies of combining operations of the new acquired subsidiary and our own. Except this, we do not have other material non-operational cash requirements within 12 months from the date hereof.

Our current core business is to provide advertising and marketing services to small and medium enterprises (“SMEs”) in the PRC, which is particularly sensitive to changes in general economic conditions. During the first half of 2022, there had been repeated severe COVID-19 cases rebound in many provinces and first tier cities in China, such as Shanghai, Shenzhen etc., regional large-scale quarantine and business shutdown incurred and is expected to continue incurring from time to time, which resulted in pandemic fears and in return severely affected the SMEs owners’ confidence to further expand their businesses. As a result, our core business is suffering from a temporary decreasing in revenue and our gross profit margin narrowed down accordingly. Thus, we have been relying on proceeds generated from financing activities for our liquidity in fiscal 2022.

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In order to improve operation performance, from early 2022, we started to introduce our new Software-as-a-Service (“SaaS”) services to our customers. The SaaS services were designated in providing one-stop blockchain-powered enterprise management solutions via our Blockchain Integrated Framework (“BIF”) platform in forms of unique NFT generations, data record, share and storage modules subscriptions etc. We initially entered into framework contracts and memorandums with several corporate customers for BIF platform subscription services on a monthly, quarterly or annual basis in early 2022, with a projected total contract revenues of approximately US$1 million. However, due to unexpected long quarantine and business shutdown measures for COVID-19 epidemic control incurred in the first half of 2022, especially in the second fiscal quarter of 2022, a portion of these agreements were cancelled or delayed by customers. To adapt to the economic change and alleviate the impact of COVID-19 epidemic control measures, we modified our short-term SaaS services tactics into a more SMEs-friendly way, for example, we introduced a more flexible payment method of pay per generation of NFT. As of now, we projected to generate aggregately US$0.50 million revenues from this new SaaS services in the next six months. Although revenues from the new SaaS services business and its profitability have not met our expectations, it still brings us positive cashflows and helps to improve our liquidity, as these services are provided based on technologies of our self-developed software platform, which does not need any further material cash outflow to other third-party service providers.

In addition, for the next 12 months from the date hereof, we anticipate to generate additional cash inflows and/or improve our liquidity through the following: (1) if at any time we anticipate insufficiency of our working capital, we can apply for revolving credit facility from commercial banks in the PRC to supplement our short-term liquidity deficit. We have not experienced any difficulties in obtaining such credit facility before, and this could result in fixed obligations and incremental cost of interest; (2) in consideration of the long-term cooperation history and good track records with our major suppliers, we plan to negotiate with our suppliers for more favorable payment terms; and (3) in response to the temporary business performance decline resulting from the quarantine and business shutdown measures for COVID-19 epidemic control, we plan to reduce our operating costs through optimizing the personnel structure among different offices and reduce our office leasing spaces, if needed. This may incur incremental costs related to employee layoff compensation and contract termination penalty.

Based on the above discussion, we believe that our current cash and cash equivalents, our anticipated new cash flows from operations and financing activities, and our other liquidity improving measures will ensure we have sufficient cash to meet our obligations as they become due with the next 12 months.

In the long term, beyond the next 12 months, we plan to further broaden the application scenarios of our blockchain-technologies based SaaS services to be offered to the customers, continue expanding our core Internet advertising and marketing business through acquisitions, and develop Internet advertising and marketing channels that target overseas Internet users. As such, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional equity financing in the U.S. capital market. This would result in further dilution to our shareholders. We cannot assure you that such financing will be available in amounts or on terms acceptable to us, or at all.

6.	We note based on your disclosure on page F-24 that you have a unsecured, interest free, working capital loan to an unrelated party. Please disclose the entity and/or person who received the loan(s) and the business reason for providing unsecured, interest free loans to unrelated parties.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully propose to enhance our disclosure of this unsecured and interest free working capital loan in the related note to our financial statements and include a proposed additional disclosure, as set forth below, in our future periodical report filings, if applicable, with necessary updates to reflect any subsequent changes of facts, if any. Proposed new disclosure in italic format compared to the disclosure in the 2021 Form 10-K are underlined for the ease of your review.

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As of September 30, 2022, other current assets also included a working capital loan of US$1.65 million that the Company provided to an unrelated party, Digital Sun Ventures Limited, a Hong Kong-based company (“Digital Sun”). In March 2021, the Company and Digital Sun reached an oral agreement, pursuant to which the Company provided a working capital loan of US$1.65 million to Digital Sun. The loan has a one-year term. The loan is unsecured, interest free and is required to be repaid in lump sum at maturity by March 2022.

The Company provided this unsecured and interest free loan to Digital Sun in consideration of the promises and claims made by Digital Sun’s management that Digital Sun has close connections with international well-known media companies seeking for strategic cooperation partners in China, and Digital Sun will facilitate building strategic business partnerships among the Company and these media companies.

As of March 31, 2022, Digital Sun had repaid US$1.03 million of this loan and defaults on the loan balance of US$0.62 million. The Company attempted to collect the outstanding loan balance. As of June 30, 2022, the Company fully allowanced the outstanding loan balance of US$0.62 million based on the Company’s assessment of the collectability of this outstanding balance. The Company intends to take further actions to safeguard its rights against the default after the Covid-19 quarantine policies between mainland China and Hong Kong were relieved, including but not limited to, sending legal letters to Digital Sun, negotiating the repayment plan in person and filing a lawsuit against Digital Sun after all other means of collection have been exhausted.

Report of Independent Registered Public Accounting Firm, page F- 1

7.	The report by your independent registered public accounting firm refers to a critical audit matter, specifically, "assessing the Company’s ability to meet its trailing twelve-month profitability covenant for the twelve months from the date that the consolidated financial statements are issued." Please provide disclosure regarding this specific covenant. Discuss what agreement specifies this covenant, the terms of the covenant, if you meet the covenant, and if you are at risk of not meeting the covenant. Disclosure should be provided in both your Liquidity and Capital Resources section and in the Notes to Consolidated Financial Statements.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully clarify to the Staff that both we and our auditors believe that instead of referring to any specific contract(s)/agreement(s) of the Company, the expression “covenant” in the statement of “assessing the Company’s ability to meet its trailing twelve-month profitability covenant for the twelve months from the date that the consolidated financial statements are issued.” on page F-1 of the 2021 Form 10-K intended to express the meaning of “a promise” or “a commitment”, made by our management regarding the Company’s best efforts to explore all available customers, contracts and market opportunities, i.e., “assessing the Company’s ability to meet its trailing twelve-month profitability promise/commitment for the twelve months from the date that the consolidated financial statements are issued.” As a result, we believe that we should enhance our disclosures on the assessment of the Company’s ability to continue as a going concern in both our Liquidity and Capital Resources section and in the Notes to Consolidated Financial Statements, as our auditors considered this as a critical audit matter.

Thus, we respectfully advise the Staff that we believe the proposed new disclosure in response to comment 5 of the Staff’s Letter has addressed the assessment of our ability to continue as a going concern, and the proposed new disclosure will be added in the Liquidity and Capital Resources section in our Form 10-Q for the quarter ended September 30, 2022 and in our future periodical filings, if applicable, with necessary updates to reflect any subsequent changes of facts, if any. In addition, we further respectfully propose to add additional disclosure, as set forth below, discussing our assessment of the Company’s liquidity and capital resources, and ability to continue as a going concern in the notes to the consolidated financial statements to be included in our Form 10-Q for the quarter ended September 30, 2022 and in our future periodical filings, if applicable, with necessary updates to reflect any subsequent changes of facts, if any. We respectfully advise the Staff that the proposed additional disclosure speaks of the date of this submission for illustrative purposes. The financial data used in the proposed new disclosure to address this Staff’s comment were those as of June 30, 2022 and/or for the quarter ended June 30, 2022, which will be re-aligned and used in the coming quarterly report when we finalize our financial statements for the quarter ended September 30, 2022. Proposed new disclosure in italic format compared to the disclosure in the 2021 Form 10-K are underlined for the ease of your review.

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Liquidity and capital resources

For the six months ended June 30, 2022, the Company incurred a loss from operations of US$4.26 million and a net operating cash outflow of US$2.14 million. As of June 30, 2022, the Company had cash and cash equivalents of US$4.45 million and working capital of US$9.82 million.

The Company experienced temporary decreasing in revenue and gross profit, and did not generate positive cashflows from its existing core business, i.e., Internet advertising and related data service business for the six months ended June 30, 2022. This is primarily attributable to the repeated severe COVID-19 cases rebound in many provinces in China during the first half of fiscal 2022, which resulted in reginal large-scale quarantine and business shutdown, and further resulted in pandemic fears and in return severely affected the SMEs owners’ confidence to further expand their businesses. Thus, the Company has been relying on proceeds generated from financing activities for its liquidity in fiscal 2022.

In order to improve operation performance, the Company started to introduce its new Software-as-a-Service (“SaaS”) services to customers in 2022. The Company’s SaaS services are provided based on technologies of its self-developed Blockchain Integrated Framework (“BIF”) platform. The Company entered into several framework contracts and memorandums with clients in providing SaaS subscription services via the platform on a monthly, quarterly or annual basis in early 2022. The subscriptions enable the Company’s clients to utilize the BIF platform as an enterprise management software to record, share and storage operating data on-chain, and/or to generate unique designed Non-fungible Token (“NFTs”) for their IPs and certificates. However, due to unexpected long quarantine and business shutdown measures for COVID-19 epidemic control incurred in the first half of 2022, especially in the second fiscal quarter of 2022, a portion of these agreements were cancelled or delayed by customers. Although revenues from the new SaaS services business and its profitability have not met the Company’s expectations, it still brings the Company positive cashflow, as these services are provided based on technologies of the Company’s self-developed software platform, which does not need any further material cash outflow to other third-party service providers.

In addition, to further improve its liquidity, the Company plans to negotiate with its major suppliers for more favorable payment terms, reduce its operating costs through optimizing the personnel structure among different offices, and reduce its office leasing spaces, if needed. The Company also intends to obtain revolving credit facilities to supplement its short-term working capital, as needed, from the commercial banks in the PRC. The Company has not experienced any difficulties in obtaining such credit facility before.

Based on the above discussion, the Company believes that its current cash and cash equivalents, its anticipated new cash flows from operations and financing activities, and other liquidity improving measures will ensure the Company has sufficient cash to meet its obligations as they become due with the next 12 months from the date hereof.

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Consolidated Balance Sheet, page F-4

8.	Your footnote on page F-4 states that, "All of the VIEs’ assets can be used to settle obligations of their primary beneficiary." However on page F-34 you state, "As of December 31, 2021 and 2020, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and VIEs that are included in the Company’s consolidated net assets, were approximately US$13.2 million and US$8.2 million, respectively." Please clarify and explain the apparent contradiction between these two statements.

COMPANY RESPONSE: We respectfully clarify to the Staff that our statement of “All of the VIEs’ assets can be used to settle obligations of their primary beneficiary” in the footnote on page F-4 was made to express that we consolidated the VIEs because we deemed to be the primary beneficiary of the VIEs, as a result of our contractual arrangements with the VIEs. These contractual arrangements have enabled us to have the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs. Accordingly, disregard the risks of the VIE structure and contractual arrangements compared with the equity ownership, generally, as the primary beneficiary, we can direct the use of all the VIEs’ assets, including use the VIEs’ assets to settle obligations of us. The restriction described on page F-34 was the statutory restriction on the distribution of earnings from a business corporation in the PRC, which applies not only to the VIEs and their subsidiaries, but also applies to all of our consolidated subsidiaries in the PRC. Restriction on the distribution of earnings of a VIE does not have any impact on our power, or limit or eliminate our capability, to direct the use of all the VIEs assets in normal course of business, such as settling amounts owed under the VIE agreements from the VIEs or providing loans by the VIEs to us. In consideration of the significant risks related to the VIE structure and contractual arrangements, and in order to avoid any confusion, we undertake to remove the following statement from our future Form 10-Q and Form 10-K fillings: [a]ll of the VIEs’ assets can be used to settle obligations of their primary beneficiary.

Notes to the Financial Statements

1. Organization and nature of operations, page F-10

9.	Your table on page F-11 discloses that you own 100% ownership in your VIEs. Since you do not hold 100% equity interest in your VIEs, please revise accordingly.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise the consolidated subsidiaries and VIEs summary table and include a revised table, as set forth in Appendix B, in the notes to our financial statements in our future Form 10-K filings. We respectfully advise the Staff that the proposed revised consolidated subsidiaries and VIE summary table speaks of December 31, 2021 for illustrative purposes. We will update the table in our future Form 10-K filings, to reflect any subsequent changes to the extent applicable.

3. Summary of significant accounting policies

e) Cash and cash equivalents, page F-15

10.	Disclose the jurisdiction(s) that hold your cash and cash equivalents and address:

•	to what extent financial institutions in those jurisdictions insure your cash and cash equivalents;

•	any restrictions associated with the transfer of cash outside its current jurisdiction;

•	how cash is transferred through your organization;

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•	your intentions to distribute earnings or settle amounts owed to the parent holding company; and

•	state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, consolidated VIEs, and your U.S. investors, and quantify the amounts applicable.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will enhance the disclosure related to the summary of accounting policies of cash and cash equivalents account and propose to add new disclosure, as set forth below, in the notes to our consolidated financial statements in our future Form 10-K filings, with necessary updates to reflect any subsequent changes in facts or regulations, if any. Proposed new disclosure in italic format compared to the disclosure in the 2021 Form 10-K are underlined for the ease of your review.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

The Company’s cash are held in accounts at major financial institutions located in the U.S. and the PRC. The Company believes that these financial institutions are of high credit quality, all of which have participated in the federal/national deposit insurance scheme of their respective jurisdiction. The Company’s cash held in accounts at the financial institutions in the U.S. are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to US$0.25 million per depositor per insured bank and the cash held in accounts at the financial institutions in the PRC are insured by the Deposit Insurance Capital Corporation (“DICC”), a wholly-owned subsidiary of the People’s Bank of China, for up to RMB0.50 million per depositor per insured bank. The Company, its subsidiaries, VIEs and VIEs’ subsidiaries have not experienced any losses in such accounts in the U.S. and the PRC and do not believe its cash is exposed to any significant risk.

The cash held in accounts at the financial institutions in the PRC are in Renminbi. Renminbi is not freely convertible into other currencies. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign debt. Currently, our PRC subsidiaries may purchase foreign currency for settlement of current account transactions, including payment of dividends to us, without the approval of the State Administration of Foreign Exchange of China (the “SAFE”) by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by the SAFE for cross-border transactions falling under both the current account and the capital account. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities. There is no restriction for the Company to transfer its cash held in accounts at the financial institutions in the U.S. outside the U.S.

The Company is a Nevada holding company with operations primarily conducted in China through its PRC subsidiaries, VIEs and VIEs’ subsidiaries. The intercompany flow of funds within its organization is effected through capital contributions and intercompany loans, which requires prior approval by the delegated executive officers before execution.

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The Company has transferred, and intends to continue to transfer, most of its cash raised from the U.S. stock market to its PRC operating entities to support their operations and expansions. The Company’s ability to pay dividends to U.S. investors may depend on receiving distributions from its PRC subsidiaries and settlement of the amounts owed under the VIE agreements from the consolidated VIEs. The Company does not have any present plan to demand the consolidated VIEs to settle their amounts owed under the VIE agreements, or make any distribution of earnings/issue any dividends directly or indirectly to the Nevada holding company. In addition, the Company also does not have any present plan to pay any cash dividends on its common stock in the foreseeable future.

For the year ended December 31, 2021, the Company transferred aggregately US$16.33 million cash to its operating subsidiaries to support their business operations and expansions, of which US$5.0 million was transferred in form of capital contributions and US$11.33 million was transferred in form of shareholder loans. For the year ended December 31, 2020, the Company transferred aggregately US$4.91 million cash to its operating subsidiaries, of which US$2.0 million was transferred in form of capital contributions and US$2.91 million was transferred in form of shareholder loans.

For the year ended December 31, 2021, the Company’s operating subsidiaries transferred US$4.25 million to the consolidated VIEs in form of loans. For the year ended December 31, 2020, the consolidated VIEs transferred/repaid US$0.29 million to the Company’s operating subsidiaries.

General

11.	At the forefront of your filing, your MD&A and financial statements, prominently disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

COMPANY RESPONSE: In response to the Staff comment, we respectfully advise the Staff that we will provide prominent disclosure of the required information at the onset of Part 1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2022 and at the forefront, the MD&A and the financial statements in our future Form 10-K filings. Unless there are changes in relevant law or regulations, or in interpretations thereof that would necessitate changes to the below, we will add the following disclosure in response to this comment:

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law that states if the SEC determines that issuers have filed audit reports issued by a registered public accounting firm that has not been subject to PCAOB inspection for three consecutive years beginning in 2021, the SEC shall prohibit its common stock from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Furthermore, on June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law.

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On December 16, 2021, the PCAOB issued the HFCAA Determination Report (the “PCAOB Determination List"), according to which our auditor, who is headquartered in Hong Kong Special Administrative Region of the PRC (“Hong Kong”), is subject to the determinations that the PCAOB is unable to inspect or investigate completely because of positions taken by the Chinese authorities. On May 13, 2022, following the filing of our annual report on Form 10-K on April 15, 2022, the SEC conclusively identified us as a Commission-Identified Issuer that engages an auditor that the PCAOB is unable to inspect or investigate completely.

Under the current law, delisting and prohibition from over-the-counter trading of our common stock in the U.S. could take place in 2024. If this happens, there is no certainty that we will be able to list our common stock on a non-U.S. exchange or that a market for our common stock will develop outside of the U.S. The delisting of our common stock, or the threat of their being delisted, may materially and adversely affect the value of your investment. The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our common stock may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our common stock could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

We have been reaching out to U.S. audit firms which do not fall within the PCAOB Determined List. However, we understand that these audit firms must go through a “client acceptance procedure” before they are able to accept engagement. We will disclose the developments regarding the engagement of U.S. audit firms in subsequent quarterly reports and annual reports.

On August 26, 2022, the PCAOB signed a Statement of Protocol on agreement governing on inspections of audit firms based in mainland China and Hong Kong, with China Securities Regulatory Commission (“CSRC”) and Ministry of Finance (“MOF”) of the PRC, in regarding to governing inspections and investigations of audit firms headquartered in mainland China and Hong Kong. As stated in the agreement, the Chinese authorities committed that the PCAOB has direct access to view complete audit work papers under its inspections or investigations and has sole discretion to the selected audit firms and audit engagements. The agreement opens access for the PCAOB to inspect and investigate the registered public accounting firms in mainland China and Hong Kong completely. And the PCAOB is now required to further re-access its determinations by the end of 2022. In mid-September 2022, the inspection team of the PCAOB arrived in Hong Kong to start an eight to ten-week onsite audit inspections and investigations of the selected audit firms headquartered in mainland China and/or Hong Kong, with the assistant of the officials from CSRC. Notwithstanding the foregoing, the final result remains uncertain. There is no assurance that the Statement of Protocol will be effective in accomplishing its stated goals.

********

You may contact our legal counsel, Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at (212) 407-4159 or mnussbaum@loeb.com, Tahra Wright, Partner at Loeb & Loeb LLP, at (212) 407-4122 or twright@loeb.com, Vivien Bai, Associate Attorney of Loeb & Loeb LLP, at (212) 407-4933 or vbai@loeb.com, if you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings.

Sincerely,

ZW Data Action Technologies Inc.

By:	/s/ Handong Cheng
Name: Handong Cheng
Title: Chief Executive Officer

cc:	Mitchell S. Nussbaum
Tahra Wright
Vivien Bai

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Appendix A

ZW Data Action Technologies Inc. (Nevada)
100%
China Net Online Media Group Limited (BVI)
100%
CNET Online Technology Co. Limited (Hong Kong)
100%
ChinaNet Investment Holding Ltd. (BVI)
15%
ChinaNet Online Holdings Korea (Korea)
100%
Grandon Investments Limited (BVI)
100%
Winner Glory Limited (Hong Kong)
15.38%
New Business Holdings Limited (BVI)
100%
Overseas
PRC
Rise King Century Technology Development (Beijing) Co., Ltd. (PRC)
VIE
VIE
Business Opportunity Online (Beijing) Network Technology Co., Ltd. (PRC)
Beijing CNET Online Advertising Co., Ltd. (PRC)
100%
ChinaNet Online (Guangdong) Holdings Co., Ltd. (PRC)
100%
ChinaNet Online Holdings Co., Ltd. (PRC)
10%
Guang Dong WeFriend Co., Ltd. (PRC)
9.09%
Shenzhen Global Best Products Import & Export Co., Ltd. (PRC)
100%
Beijing Chuang Fu Tian Xia Network Technology Co., Ltd. (PRC)
19%
Guohua Shiji (Beijing) Communication Co., Ltd. (PRC)
100%
Beijing Hong Da Shi Xing Network Technology Co., Ltd. (PRC)
100%
Beijing Chuang Shi Xin Qi Advertising Media Co., Ltd. (PRC)
100%
Business Opportunity Online (Hubei) Network Technology Co., Ltd. (PRC)
17%
Xiao Peng Education Technology (Hubei) Co., Ltd. (PRC)
100%
ChinaNet Online (Guangdong) Technology Co., Ltd. (PRC)
19%
Business Opportunity Chain (Guangzhou) Technology Co., Ltd. (PRC)
15%
Guangzhou Gong Xiang Technology Co., Ltd. (PRC)
Equity Interest
Contractual Arrangements with No Equity Ownership

Overseas PRC VIE VIE 100% 19% 100% 100% 100% China Net Online Media Group Limited (BVI) CNET Online Technology Co. Limited (Hong Kong) Guang Dong WeFriend Co., Ltd. (PRC) ChinaNet Investment Holding Ltd. (BVI) Shenzhen Global Best Products Import & Export Co., Ltd. (PRC) ChinaNet Online Holdings Korea (Korea) 9.09% Grandon Investments Limited (BVI) ZW Data Action Technologies Inc. (Nevada) 100% Rise King Century Technology Development (Beijing) Co., Ltd. (PRC) 100% 100% 15% Beijing CNET Online Advertising Co., Ltd. (PRC) Business Opportunity Online (Beijing) Network Technology Co., Ltd. (PRC) Beijing Chuang Fu Tian Xia Network Technology Co., Ltd. (PRC) Business Opportunity Online (Hubei) Network Technology Co., Ltd. (PRC) 100% Winner Glory Limited (Hong Kong) Beijing Chuang Shi Xin Qi Advertising Media Co., Ltd. (PRC) 100% Beijing Hong Da Shi Xing Network Technology Co., Ltd. (PRC) Guohua Shiji (Beijing) Communication Co., Ltd. (PRC) ChinaNet Online Holdings Co., Ltd. (PRC) Business Opportunity Chain (Guangzhou) Technology Co., Ltd. (PRC) ChinaNet Online (Guangdong) Technology Co., Ltd. (PRC) Xiao Peng Education Technology (Hubei) Co., Ltd. (PRC) 100% Guangzhou Gong Xiang Technology Co., Ltd. (PRC) 19% 15% 10% ChinaNet Online (Guangdong) Holdings Co., Ltd. (PRC) 100% 100% 17% 15.38% 100% New Business Holdings Limited (BVI) Equity Interest Contractual Arrangements with No Equity Ownership

Appendix B

As of December 31, 2021, the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries were summarized as follows:

Name of the entity	Place and date of incorporation	Percentage of legal ownership	Principal activities
Subsidiaries:
China Net Online Media Group Limited (“China Net BVI”)	British Virgin Islands August 13, 2007	100%	Investment holding company

CNET Online Technology Co. Limited (“China Net HK”)	Hong Kong, PRC September 4, 2007	100%	Investment holding company

ChinaNet Investment Holding Ltd. (“ChinaNet Investment BVI”)	British Virgin Islands January 12, 2015	100%	Investment holding company

Grandon Investments Limited (“Grandon BVI”)	British Virgin Islands February 13, 2006	100%	Investment holding company, providing e-commerce advertising services and technical services

Winner Glory Limited (“Winner Glory HK”)	Hong Kong, PRC August 12, 2020	100%	Investment holding company, providing e-commerce advertising services and technical services

Rise King Century Technology Development (Beijing) Co., Ltd. (“Rise King WFOE”)	PRC January 17, 2008	100%	Investment holding company, providing advertising, marketing and related services

ChinaNet Online Holdings Co., Ltd. (“ChinaNet Online Holdings”)	PRC August 31, 2015	100%	Investment holding company

ChinaNet Online (Guangdong) Holdings Co., Ltd. (“ChinaNet Online Guangdong Holdings”)	PRC May 12, 2021	100%	Investment holding company, providing strategic corporation management services

VIEs:
Business Opportunity Online (Beijing) Network Technology Co., Ltd. (“Business Opportunity Online”)	PRC December 8, 2004	Consolidated VIE	Providing online advertising, precision marketing and the related data services

Beijing CNET Online Advertising Co., Ltd. (“Beijing CNET Online”)	PRC January 27, 2003	Consolidated VIE	Providing advertising, marketing and related value-added services

VIEs’ subsidiaries:
Beijing Chuang Fu Tian Xia Network Technology Co., Ltd. (“Beijing Chuang Fu Tian Xia”)	PRC March 1, 2011	VIE’s subsidiary	Providing online advertising, precision marketing and the related data services

Business Opportunity Online (Hubei) Network Technology Co., Ltd. (“Business Opportunity Online Hubei”)	PRC January 28, 2011	VIE’s subsidiary	Providing online advertising, precision marketing and the related data services

Beijing Chuang Shi Xin Qi Advertising Media Co., Ltd. (“Beijing Chuang Shi Xin Qi”)	PRC April 16, 2014	VIE’s subsidiary	Providing online advertising, precision marketing and the related data services

Beijing Hong Da Shi Xing Network Technology Co., Ltd. (“Beijing Hong Da Shi Xing”)	PRC April 16, 2014	VIE’s subsidiary	Providing online advertising, precision marketing and the related data services

ChinaNet Online (Guangdong) Technology Co., Ltd. (“ChinaNet Online Guangdong Technology”)	PRC May 26, 2020	VIE’s subsidiary	Developing and operating blockchain technology-based products and services, and other related value-added services